Perimeter Solutions, SA
12E rue Guillaume Kroll
L-1882 Luxembourg
Grand Duchy of Luxembourg

May 10, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn:	Ms. Jordan Nimitz

Re:	Perimeter Solutions, SA
Amendment No. 1 to
Registration Statement on Form S-3
Filed May 5, 2023
File No. 333-270579
Dear Ms. Nimitz:
Perimeter Solutions, SA (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on May 11, 2023, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.
Once the Registration Statement has been declared effective, please contact our counsel, Flora R. Perez of Greenberg Traurig, P.A., at (954) 768-8210 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

Perimeter Solutions, SA

		By:	/s/ Noriko Yokozuka
		Name:	Noriko Yokozuka
		Title:	General Counsel, Corporate
Secretary and Compliance Officer

cc:	Flora R. Perez, Esq.
Greenberg Traurig, P.A.